Exhibit (h)(7)

March 31, 2015

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will reduce its management fee and to the extent necessary, bear certain expenses of the Loomis Sayles Dividend Income Fund, Loomis Sayles Senior Floating Rate and Fixed Income Fund and Loomis Sayles Emerging Markets Opportunities Fund (the “Funds”) through March 31, 2016, to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
July 1, 2014 through March 31, 2016:

Loomis Sayles Senior Floating Rate and Fixed Income Fund[1]	1.05% for Class A shares 1.80% for Class C shares 0.80% for Class Y shares

April 1, 2015 through March 31, 2016:

Loomis Sayles Dividend Income Fund[1] (formerly Loomis Sayles Capital Income Fund)	1.20% for Class A shares 1.95% for Class C shares 0.95% for Class Y shares

Loomis Sayles Emerging Markets Opportunities Fund[1]	1.25% for Class A shares 2.00% for Class C shares 0.95% for Class N shares 1.00% for Class Y shares

[1]	NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver. The NGAM Advisors portion of the waiver will be equal to the ratio of the NGAM Advisors Support Services Fee divided by the management fee earned by Loomis Sayles.

Exhibit (h)(7)

With respect to the Funds, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover, on a class-by-class basis, management fees reduced and/or any expenses it has borne subsequent to the effective date of this agreement in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that Loomis Sayles is not entitled to recover any such reduced fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of Natixis Funds Trust II.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Lauren Pitalis

Name: Lauren Pitalis

Title: Vice President